UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jian Tang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 26,910 ordinary shares. See Item 4.

	6	Shared Voting Power 2,325,861 ordinary shares. See Item 4.

	7	Sole Dispositive Power 26,910 ordinary shares. See Item 4.

	8	Shared Dispositive Power 2,325,861 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,771 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.4%. See Item 4.

12	Type of Reporting Person IN

1	Names of Reporting Persons Igomax Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,325,861 ordinary shares. See Item 4.

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,325,861 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,861 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3%. See Item 4.

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: iClick Interactive Asia Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay Hong Kong S.A.R.

Item 2(a).	Name of Person Filing: Jian Tang Igomax Inc.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Jian Tang

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Igomax Inc.

Jordans Trust Company

Geneva Place, Waterfront Drive

PO Box 3469

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship: Jian Tang — People’s Republic of China Igomax Inc. — British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e)	CUSIP No.: G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4	Ownership
The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2018:

Reporting Person:	Amount Beneficially Owned:		Percent of Class: (1)	Sole Power to Vote or Direct the Vote:		Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:		Shared Power to Dispose or to Direct the Disposition of:
Jian Tang	2,352,771	(2)	8.4%	26,910	(2)	2,325,861	(2)	26,910	(2)	2,325,861	(2)
Igomax Inc.	2,325,861	(3)	8.3%	0		2,325,861	(3)	0		2,325,861	(3)

(1)            The percentage of the class of securities beneficially owned by each reporting person is based on 27,986,700 outstanding ordinary shares (being the sum of 23,166,092 Class A Ordinary Shares and 4,820,608 Class B ordinary shares outstanding as of December 31, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares) and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after December 31, 2018.

(2)            Includes (i) 2,320,028 Class B Ordinary Shares held by Igomax Inc., which may be converted into 2,320,028 Class A Ordinary Shares at any time by the holder thereof; (ii) 26,910 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang; and (iii) 5,833 Class A Ordinary Shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds. Mr. Jian Tang is the sole director of Igomax Inc.

(3)            Includes (i) 2,320,028 Class B Ordinary Shares held by Igomax Inc., which may be converted into 2,320,028 Class A Ordinary Shares at any time by the holder thereof, and (ii) 5,833 Class A Ordinary Shares that Igomax Inc. has the right to obtain upon conversion of certain restricted share units it holds.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

Jian Tang	/s/ Jian Tang

Igomax Inc.	By:	/s/ Jian Tang
	Name:	Jian Tang
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement